BLUE WORLD ACQUISITION CORPORATION

June 8, 2023

Ms. Catherine De Lorenzo

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue World Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed May 31, 2023

File No. 001-41256

Dear Ms. Lorenzo:

This letter is in response to the oral comments made on June 7, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Blue World Acquisition Corp (the “Company,” “we,” and “our”) in connection with the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Schedule 14A”) filed on May 31, 2023.

In response to the Staff’s comments, the Company intends to revise and file an amendment to the Preliminary Schedule 14A. The blacklines indicating the corresponding revisions over the Preliminary Schedule 14A is attached hereto as Exhibit A.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Liang Shi
Liang Shi
Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP

Exhibit A

Blacklines of the Amendment to Preliminary Schedule 14A Intended to be Filed against the Preliminary Schedule 14A Filed on May 31, 2023